UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Private Issuer

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the month of August, 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

 Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

+86-375-8888988

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, devaluation of the RMB by China since August 2015, significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain major importing countries; fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of major customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On August 30, 2018, the Company announced its unaudited consolidated financial results for the six-month period ended December 31, 2017.

1

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	December 31,	June 30,
ASSETS	2017	2017
CURRENT ASSETS
Cash and cash equivalents	$1,728,930	$1,813,908
Restricted cash	500,000	500,000
Account receivable, net	4,638,204	4,965,193
Deposits and other receivables	1,234,975	1,167,483
Inventories	198,479	209,202
Advance to suppliers	167,490	173,581
Prepaid expenses	74,628	83,901
Total current assets	8,092,706	8,913,268

PLANT AND EQUIPMENT, net	6,293,579	6,636,021

OTHER ASSETS
Construction in progress, net	17,899	19,819
Other receivable, non-current	14,738,393	15,411,615
Prepayments, net	12,304	14,748
Prepaid expense, non-current	50,000	50,000
Intangible assets, net	2,000,394	2,065,369
Deferred tax assets - non current	155,748	156,809
Long-term deposit	9,204	10,501
Total other assets	23,277,521	24,364,882
Total assets	$31,370,227	$33,278,150
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loan- bank	$5,463,829	$5,542,420
Accounts payables, trade	2,168,383	2,303,247
Other payables and accrued liabilities	9,628,293	9,642,359
Other payables- related parties	1,394,772	1,498,865
Customer deposits	4,372,689	4,448,220
Tax payable	1,208,379	1,316,600
Capital lease obligation-current portion	4,654,358	4,804,770
Dividends payable	-	-
Warrant liabilities	-	2,700
Total current liabilities	28,890,703	29,559,181

LONG TERM LIABILITIES
Capital lease obligation-net of current portion	-	-
Total long term liabilities	-	-
Total liabilities	27,383,935	29,559,181
COMMITMENTS AND LIABILIRUES
EQUITY
Ordinary shares, $0.00625 par value, 100,000,000 shares authorized, 2,411,070 and 2,399,435 shares issued and outstanding, respectively *	3,014	3,014
Subscription receivable	(10,000)	(10,000)
Additional paid-in capital	40,709,440	40,709,440
Statutory reserves	3,922,228	3,922,228
Stock to be issued	-	-
Retained earnings	(39,407,775)	(39,407,775)
Accumulated other comprehensive income	(1,497,938)	(1,497,938)
Total Yulong Eco-Materials Limited’s equity	3,718,969	3,718,969
Total liabilities and equity	$31,370,227	$33,278,150

*	All shares outstanding for all periods have been retroactively restated to reflect the Company’s 1-for-5 reverse stock split, which was effective on November 9, 2017.

See accompanying notes to the consolidated financial statements.

2

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	For the Three Months Ended		For the Six Months Ended
	December 31,		December 31,
	2017	2016	2017	2016
REVENUES
Bricks	$10,966,789	$11,913,095	$11,726,379	$12,345,670
Concrete	20,966,780	23,131,224	21,333,467	22,356,789
Recycling	6,789,054	7,600,112	6,574,332	8,764,678
TOTAL REVENUES	38,722,623	42,644,431	39,634,178	43,467,137

COST OF REVENUES
Bricks	5,278,990	5,644,755	5,356,789	5,467,800
Concrete	13,445,424	17,306,275	15,678,905	16,790,970
Recycling	3,096,546	3,214,483	3,258,907	3,211,250
TOTAL COST OF REVENUES	21,820,960	26,165,513	24,294,601	25,470,020

GROSS PROFIT	16,901,663	16,478,918	15,339,577	17,997,117

OPERATING EXPENSES:
Selling	624,443	451,927	439,990	451,927
General and administrative	11,406,599	12,841,900	11,294,300	12,841,900
Impairment loss on fixed assets and intangible assets	49,048,050	50,357,301	54,098,853	50,357,301
Impairment loss on intangible assets	2,160,467	2,328,014	2,394,943	2,328,014
Total operating expenses	63,239,559	65,979,142	68,228,096	65,979,142

(LOSS) INCOME FROM OPERATIONS	(46,337,896)	(49,500,224)	(52,888,519)	(47,982,025)

OTHER INCOME (EXPENSE), net
Bank charges	(7093)	(9504)	(8390)	(8930)
Interest income	98490	111,332	129,335	108,579
Interest expense	(980475)	(1,028,761)	(893,038)	(1,238,000)
Other finance expense		(7527)
Exchange gain/(loss)		(5938)
Change in fair value of warrant liabilities	383,048	409775	473,922	389,940
other income/(expense),net	-	198,063	-	124,789
Penalty	-	-	-	-
Total other income (expense), net	(235,307)	(332560)	(228,431)	(312,344)

(LOSS) INCOME BEFORE INCOME TAXES	(2,432,305)	(49832784)	(5,153,290)	(49832784)

PROVISION FOR INCOME TAXES	(193,774)	3,357,239	(75,983)	3,357,239

NET (LOSS) INCOME	(2,238,531)	(53190023)	(5,077,307)	(53,190,023)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(357,100)	(808327)	(1,054,713)	(808,327)

COMPREHENSIVE (LOSS) INCOME	$(2,595,631)	$(53998350)	$(6,132,020)	$(53,998,350)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	12,055,324	2,385,391	12,041,105	2,385,391

(LOSSES) EARNINGS PER SHARE
Basic and diluted	$(0.19)	$22.3	$(0.42)	$22.3

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,676,932	$4,159,124
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	1,152,720	774,567
Amortization	62,971	27,542
Deferred tax benefit	(110,945)	(96,090)
Change in fair value of warrant liabilities	(142,774)	-
Stock based compensation expense	145,000	-
Gain from disposal of equipment	1,909	-
Change in operating assets and liabilities
Accounts receivable	(1,315,806)	(5,845,179)
Deposits and other receivables	(1,067,778)	(342,735)
Inventories	(220,972)	(202,265)
Advances to suppliers	(9,076)	(550,391)
Prepaid expense and other	309,588	(60,828)
Accounts payable, trade	(899,889)	(1,205,472)
Other payables and accrued liabilities	71,201	236,966
Customer deposits	80,110	(334,865)
Taxes payable	915,968	(179,693)
Net cash provided by (used in) operating activities	4,649,159	(3,619,319)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for equipment and construction in progress	(367,467)	(376,332)
Proceeds from disposal of equipment	6,320	-
Prepayments for construction-in-progress	(55,377)	(1,418,559)
Repayments from related parties	-	26,625
Payment for land use rights	(5,398)	-
Net cash used in investing activities	(421,922)	(1,768,266)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans - bank	4,977,000	3,170,700
Payments of short-term loans - bank	(5,135,000)	(2,634,120)
Repayments to related parties	(208,215)	(5,801,464)
Principal payments on capital lease obligations	(526,964)	(1,042,793)
Proceeds from issuance of IPO shares	11,510,157	-
Net cash provided by (used in) financing activities	10,616,978	(6,307,677)

EFFECT OF EXCHANGE RATE ON CASH	(1,584,743)	17,019
CHANGES IN CASH AND CASH EQUIVALENTS	13,259,472	(11,678,243)
CASH AND CASH EQUIVALENTS, beginning of period	16,470,299	19,732,770
CASH AND CASH EQUIVALENTS, end of period	$29,729,771	$8,054,527

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$1,622,865	$1,650,958
Cash paid for interest	$137,426	$668,927

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reclassification of construction-in-progress from prepayments-construction	$187,251	$2,747,443
Additions to plant and equipment, and construction-in-progress through other payables	$763,949	$589,165
Acquisition of machinery and equipment by capital leases	$309,174	$2,178,287
Repayments from related parties offset with other payable-related parties	$-	$910,560
Conversion of shareholders' debt to 1,593,538 ordinary shares	$9,959,613	$-
Issuance of ordinary shares for deferred compensation	$20,000	$-
Valuation of 112,500 warrants allocated to warrant liabilities from additional paid-in capital	$475,380	$-
Reclassification of payables for litigations from other payables - related parties	$205,564	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Principal Activities and Reorganization

Yulong Eco-Materials Limited (“Yulong Eco-Materials” or the “Company”) is a holding company incorporated on March 10, 2011, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of China Xing De (BVI) Limited (“Yulong BVI”). In turn, Yulong BVI is a holding company holding all of the outstanding share capital of China Xing De (Hong Kong) Limited (“Yulong HK”). Yulong HK is also a holding company holding all of the outstanding equity capital of Zhengzhou Xing De Enterprise Management & Consulting Co., Ltd. (“Yulong WFOE”).

The Company is a vertically integrated manufacturer of eco-friendly building products. The Company operates principally from the city of Pingdingshan, Henan Province, in the People’s Republic of China (the “PRC” or “China”). The Company produces fly-ash bricks and ready-mixed concrete, and since April 2015, hauls and processes construction waste, with which it produces crushed construction waste or recycled aggregates, and bricks made from recycled aggregates, or recycled bricks. All of the Company’s business activities are carried out by domestic Chinese companies that the Company controls through contractual arrangements as follows: (1) Henan Jianyida Industrial Co., Ltd. (“Yulong Bricks”), which carries out the bricks business, (2) Pingdingshan Hengji Concrete Co., Ltd. (“Yulong Concrete”) and Pingdingshan Hengji Industrial Co., Ltd. (“Yulong Transport”), which carry out the concrete business, and (3) Pingdingshan Xulong Renewable Resource Co., Ltd. (“Yulong Renewable”), which carries out the construction waste hauling and processing, or recycling, business. The contractual arrangements are comprised of a series of agreements entered into by each of these four companies and their shareholders, on the one hand, and Yulong WFOE on the other hand (see “Contractual Arrangements” and “Note 3 – Variable Interest Entities” below).

On October 30, 2015, Pingdingshan Xulong Renewable Resource Co., Ltd. Shangqiu Branch was established and incorporated in the People’s Republic of China. The entity is wholly owned by Pingdingshan Xulong Renewable Resource Co., Ltd. (“Yulong Renewable”) and engages in construction waste hauling and processing for the city center in Shangqiu district.

Contractual Arrangements

Although current PRC regulations do not restrict or prohibit foreign investment in domestic Chinese companies that engage in businesses such as those of Yulong Bricks, Yulong Concrete, Yulong Transport and Yulong Renewable (each a “Yulong operating company” and collectively the “Yulong operating companies”), there is substantial uncertainty regarding the interpretation and application of such regulations. As such, the Yulong operating companies are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements are a series of four agreements (collectively the “Contractual Arrangements”) which significant terms are as follows:

Exclusive Consulting Services and Operating Agreements

Pursuant to the exclusive consulting and service agreement among Yulong WFOE, each Yulong operating company and its shareholders, Yulong WFOE is engaged as exclusive provider of management consulting services to such Yulong operating company. For such services, the Yulong operating company agrees to pay service fees determined based on all of its net profit after tax payments to Yulong WFOE or Yulong WFOE has obligation to absorb all of the Yulong operating companies’ losses. The agreement remains in effect until and unless all parties agree to its termination. Until such termination, the Yulong operating company may not enter into another agreement for the provision of management consulting services without the prior consent of Yulong WFOE.

Option Agreements

Pursuant to the exclusive equity option agreement between the shareholders of each Yulong operating company and Yulong WFOE, such shareholders jointly and severally grant Yulong WFOE an option to purchase their equity interests in such Yulong operating company. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of such Yulong operating company, the shareholders are required to immediately return any amount in excess of the registered capital to Yulong WFOE or its designee. Yulong WFOE may exercise such option at any time until it has acquired all equity interests of such Yulong operating company, and freely transfer the option to any third party. The agreement will terminate at the earlier of (i) the date on which all of the equity interests of such Yulong operating company has been transferred to Yulong WFOE or its designee or (ii) the unilateral termination by Yulong WFOE.

5

Equity Pledge Agreements

Pursuant to the equity interest pledge agreement between the shareholders of each Yulong operating company and Yulong WFOE, such shareholders pledge all of their equity interests in such Yulong operating company to Yulong WFOE as collateral to secure the obligations of such Yulong operating company under the exclusive consulting services and operating agreement. The shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Yulong WFOE’s interests, without Yulong WFOE’s prior approval. In the event of default, Yulong WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of such Yulong operating company. The agreement will terminate at the earlier of (i) the date the shareholders have transferred all of their pledged equity interests pursuant to the option agreement or (ii) two years from the satisfaction by such Yulong operating company of all its obligations under the exclusive consulting and service agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreement between the shareholders of each Yulong operating company and Yulong WFOE, such shareholders have given Yulong WFOE an irrevocable proxy to act on their behalf on all matters pertaining to such Yulong operating company and to exercise all of their rights as shareholders of such Yulong operating company, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in such Yulong operating company. In consideration of such granted rights, Yulong WFOE agrees to provide the necessary financial support to such Yulong operating company whether or not such Yulong operating company incurs loss, and agrees not to request for repayment if such Yulong operating company is unable to do so. The agreement will terminate at the earlier of (i) the date on which all of the equity interests of such Yulong operating company have been transferred to Yulong WFOE or (ii) the unilateral termination by Yulong WFOE.

As a result of the foregoing contractual arrangements, which give Yulong WFOE effective control of the Yulong operating companies, obligate Yulong WFOE to absorb all of the risk of loss from their activities, and enable Yulong WFOE to receive all of their expected residual returns, the Company accounts for each Yulong operating company as a variable interest entity (“VIE”). Additionally, as the parent company of Yulong WFOE, the Company is considered the primary beneficiary of the Yulong operating companies. Accordingly, the Company consolidates the accounts of the Yulong operating companies for the years ended June 30, 2017, 2016 and 2015, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission, and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

The accompanying consolidated financial statements reflect the activities of Yulong Eco-Materials and each of the following entities:

Name	Background		Ownership
Yulong BVI	●	A British Virgin Islands company	100%
	●	Incorporated on June 15, 2011
Yulong HK	●	A Hong Kong company	100%
	●	Incorporated on July 21, 2011
Yulong WFOE	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100%
	●	Incorporated on September 2, 2011
	●	Registered capital of $9,935,303 fully funded
Yulong Bricks	●	A PRC limited liability company	VIE by contractual
	●	Incorporated on September 20, 2006	arrangements
	●	Registered capital of $4,395,000 (RMB 30,000,000) fully funded
	●	Production and sales of fly-ash bricks
Yulong Concrete	●	A PRC limited liability company	VIE by contractual
	●	Incorporated on December 7, 2004	arrangements
	●	Registered capital of $2,830,000 (RMB 20,000,000) fully funded
	●	Production and sales of ready-mixed concrete
Yulong Transport	●	A PRC limited liability company	VIE by contractual
	●	Incorporated on July 13, 2009	arrangements
	●	Registered capital of $1,465,464 (RMB 10,010,000) fully funded
	●	Provide ready-mixed concrete transportation services
Yulong Renewable	●	A PRC limited liability company	VIE by contractual
	●	Incorporated on August 16, 2011	arrangements
	●	Registered capital of $9,510,000 (RMB 60,000,000) fully funded
	●	Hauling of construction waste; production and sales of recycled aggregates and recycled bricks
	●	Commenced operation in April 2015

6

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIEs. All intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

Reverse stock split

On November 8, 2017, the Company’s board of directors and a majority of the Company’s shareholders approved a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1-for-5.

Upon filing of the Certificate of Amendment, every five shares of the Company’s issued and outstanding common stock were automatically converted into one issued and outstanding share of common stock, without any change in par value per share. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1-for-5 reverse stock split. See Notes 18 Subsequent Events for additional information about the reverse stock split.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and footnotes. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives and impairment of property, plant and equipment, collectability of receivables, realization of deferred tax assets, inventory valuation, warrant liabilities, stock-based compensation, and the present value of the net minimum lease payments of the capital lease. Actual results could differ from these estimates.

Going concern consideration

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which contemplate continuation of the Company as a going concern basis. The going-concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed on the financial statements. The Company’s ability to continue as a going concern depends on the liquidation of its current assets. The Company’s operation scale particularly Yulong Renewable was significantly downsized since the second quarter of the fiscal year ended June 30, 2016 due to environmental act passed by the central government of PRC and Blue Sky Action Plan implemented by the province of Henan, PRC. The remaining business of Yulong Bricks and Yulong Concrete has not sufficiently made up the cessation of Yulong Renewable’s business which raises a substantial doubt about the Company’s ability to continue as a going concern.

In an effort to maintain its financial position and operations, the Company has successfully entered into a remittance agreement with one of its vendors to refund the prepayment for one of its construction projects in an amount of $15.7 million (RMB104.5 million). In July and October 2017, Yulong Renewable has received a total of $5,899,183 (RMB40million). Moreover, the Company is working to pursue the potential acquirers for Yulong Renewable’s business. Yulong Bricks and Yulong Concrete gradually resumed their sales revenue by 15% in the fourth quarter from the first and second quarters in 2017. The Company may also continue to raise fund through private placement or issuance of shares to support the Company’s operational needs. Management believes that the foregoing actions would enable the Company to continue as a going concern.

7

Foreign currency translation

The reporting currency of the Company is the U.S. dollar. The Company’s Chinese subsidiary and the VIEs use the local currency, Renminbi (RMB), as their functional currency as determined based on the criteria of ASC 830, “Foreign Currency Translation”. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China (the “PBOC”) at the end of the period. Income and expense accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $(1,054,713) and $(808,327) as of December 31, 2017 and June 30, 2017, respectively. The balance sheet amounts, with the exception of equity, at December 31, 2017 and 2016 were translated at RMB 6.78 and RMB 6.64 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rate applied to statement of income and other comprehensive income accounts for the periods ended June 31, 2017 and 2016 was RMB 6.81 and RMB 6.43, respectively. Cash flows are also translated at the average translation rate for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks with state owned banks within the PRC and with banks in Hong Kong which are unrestricted as to withdrawal and use and have original maturities of less than three months.

Balances at financial institutions or state owned banks within the PRC are not covered by insurance. Balances at financial institutions in Hong Kong may, from time to time, exceed Hong Kong Deposit Protection Board’s insured limits. As of December 31, 2017-1,711,233 and June 30, 2017-1,813,908, the Company had approximately $1,812,829 (RMB 12,292,063) and $2,734,015 (RMB 18,165,703), respectively, of cash deposits which were not covered by insurance. The Company has not experienced any losses in such accounts.

Restricted cash

Restricted cash consists of a third-party escrow account in the United States of America. The usage of the amount in the escrow account needs approval from the underwriter.

Accounts and other receivables, net

During the normal course of business, the Company extends unsecured credit to its customers and others, Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. An estimate for doubtful accounts is recorded based on the collectability of all accounts receivables, which takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. Bad debts are written off against the allowance after all collection efforts have ceased. For the years ended June 30, 2017 and 2016, the Company recorded in the aggregate of approximately $5.9 million (RMB 39.8 million) and $3.9 million  (RMB 26.2 million) of allowances for doubtful accounts against its accounts receivable and other receivables. The current year provision is based on the past due period over 9 months of its customers.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost or market, as determined using the weighted average cost method. Management compares the cost of inventories with /the market value and an allowance is made for writing down the inventory to its market value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or market, it is not marked up subsequently based on changes in underlying facts and circumstances. As of December 31, 2017-198,479 and June 30,2016-209,202, the Company determined that no reserves for obsolescence were necessary.

Advances to suppliers

The Company advances money to certain suppliers for raw material purchases. Such advances are interest-free and unsecured. Management regularly reviews the aging of such advances as well as delivery trends of purchased materials, and records an allowance when it believes that delivery of materials due is at risk. Advances aged over one year and considered uncollectible are written off after exhaustive efforts at collection. No allowance for doubtful accounts was considered necessary at the balance sheet dates.

8

Plant and equipment

Plant and equipment are stated at cost. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the useful lives of the assets are as follows:

Useful Life
Buildings and improvements	10-30 years
Machinery and equipment	5-10 years
Transportation equipment	5-10 years
Office equipment	3-5 years

The Company accounts for all significant leases as either operating or capital. At lease inception, if the lease meets any of the following four criteria, the Company will classify it as a capital lease; otherwise it will be treated as an operating lease: (a) transfer of ownership to lessee at the end of the lease term, (b) bargain purchase option, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, or (d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.  Construction-in-progress represents labor costs, materials, and capitalized interest incurred in connection with the construction. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred. No depreciation is provided for construction in progress until it is completed and placed into service. Expenditures for maintenance and repairs are charged to earnings as incurred while additions, renewals and betterments are capitalized.

Note 3 – Variable Interest Entities

On September 2, 2011, Yulong WFOE entered into the Contractual Arrangements with each Yulong operating company and its shareholders. The Contractual Arrangements were subsequently amended on April 21, 2014, and again on June 24, 2015, with respect to Yulong Renewable. The significant terms of the Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result of the Contractual Arrangements, the Company classifies each Yulong operating company as a VIE.

9

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Yulong WFOE is deemed to have a controlling financial interest and be the primary beneficiary of each Yulong operating company because it has both of the following characteristics:

(1)	The power to direct activities at each Yulong operating company that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, each Yulong operating company that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, each Yulong operating company pays service fees equal to all of its net profit after tax payments to Yulong WFOE. At the same time, Yulong WFOE is obligated to absorb all of their losses. The Contractual Arrangements are designed so that the Yulong operating companies operate for the benefit of Yulong WFOE and ultimately, the Company.

Accordingly, the accounts of the Yulong operating companies are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s financial statements.

The Yulong operating companies are owned and controlled by their founder, with the other shareholders holding equity interests on behalf and for the benefits of the founder. Such arrangements are memorialized in agreements between the founder and the other shareholders entered into prior to the completion of the share exchange transaction between the Company and Yulong BVI in December 2011 (see “1 – Nature of business and organization – Share Exchange Agreement” above). Through such arrangements, the founder can direct and cause Yulong WFOE and the Yulong operating companies to enter into the Contractual Arrangements, and to amend such agreements as necessary, at any time. Accordingly, beginning on July 1, 2011, Yulong BVI has been consolidating the accounts of the Yulong operating companies because they were under common control since such time in accordance with ASC 805-50, Business Combination. For this reason, the Contractual Arrangements have been accounted for as a reorganization of entities and the consolidation of the Yulong operating companies through the Contractual Arrangements has been accounted for at historical cost and prepared on the basis as if the Contractual Arrangements became effective as of the beginning of the first period presented on July 1, 2011 in the accompanying consolidated financial statements.

Revenue recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition , regarding revenue recognition which specifies that revenue is realized or realizable and earned. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, the Company has no other obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

Revenue represents the invoiced value of goods, net of a value added tax (“VAT”).

The Company sells concrete and bricks primarily to major local real estate development and/or construction companies. Sales agreements are signed with each customer. Each agreement has specific terms and conditions with the exception of delivery date and quantity, which are provided when the customer issues an order pursuant to the agreement. The Company does not sell products to customers on consignment basis. There is no right of return after products are delivered and accepted by the customer.

The Company also provides transportation services for its concrete customers. Revenue is recognized upon delivery of the concrete. Transportation services revenue is immaterial to the Company’s consolidated revenues for the periods presented in the accompanying financial statements.

Revenue from the CWM business includes sales of recycled aggregates and recycled bricks. Sales agreements are signed with each customer. Revenue is recognized similar to sales of concrete and bricks.

CWM revenue also includes revenue from the following activities:

●	Hauling construction waste. The Company operates a fleet of trucks to haul the waste, consisting primarily of bricks and concrete, from construction and demolition sites. Revenue is recognized upon completion of hauling per truckload.

●	Processing construction waste at mobile recycling stations. Revenue is recognized either per cubic meter of waste processed or when processing at a jobsite is completed, depending on the contract terms.

●	Subcontracting waste hauling projects. The Company occasionally subcontracts waste hauling projects, whereby the subcontractors are the primary obligors to complete these projects, and the Company does not have any general credit risk as the services are prepaid by the customers. Sales and subcontracting costs from these subcontract arrangements are recorded at the net amount in accordance with ASC 605-45.

10

Recycling revenues includes sales of recycled aggregates and recycled bricks. Sales agreements are signed with each customer. Revenue is recognized similar to sales of concrete and bricks.

Recycling revenue also include hauling services of construction waste. The Company operates a fleet of trucks to haul construction waste, consisting primarily of bricks and concrete, from construction and demolition sites. Revenue is recognized upon completion of hauling from the construction and demolition sites per truckloads.

Shipping and handling

Shipping and handling costs pertaining to raw material purchases are included in cost of revenue.

Shipping costs incurred in the delivery of products and depreciation expenses for transportation equipment (under Yulong Transport) are included in selling expense. Shipping costs amounted to $105,060, $285,246 and $316,256 for the years ended June 30, 2017, 2016 and 2015, respectively. Depreciation expense amounted to $11,333, $36,687 and $188,662 for the years ended June 30, 2017, 2016 and 2015, respectively.

Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2017 and 2016, $1,812,829 (RMB 12,292,063) and $2,734,015  (RMB 18,165,703) were deposited with various major financial institutions located in the PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. Historically, deposits in Chinese banks are secure due to state policy to protect depositor interests. However, China promulgated a Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures to provide for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the current Bankruptcy Law, a Chinese bank may file bankruptcy if it deems itself to be insolvent. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have intensified competition in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy at the institutions that the Company maintains deposits has increased. In the event of bankruptcy, the Company is unlikely to reclaim its deposits in full since it is unlikely to be classified as a secured creditor under PRC laws.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the years ended June 30, 2017, one customer accounted for 14% of the Company’s total revenues. For the years ended June 30, 2016 and 2015, no customer accounted for more than 10% of the Company’s total revenues.

As of June 30, 2017, two customers accounted for 21% and 15% of the Company’s total accounts receivable, respectively. As of June 30, 2016, two customers accounted for 26% and 19% of the Company’s total accounts receivable, respectively. As of June 30, 2015, two customers accounted for 12% and 11% of the Company’s total accounts receivable, respectively.

For the year ended June 30, 2017, four major suppliers accounted for 26%, 21%, 19% and 11% of the Company’s total purchases. For the year ended June 30, 2016, four major suppliers accounted for 26%, 18%, 16% and 10% of the Company’s total purchases. For the year ended June 30, 2015, four major suppliers accounted for 19%, 19%, 14% and 13% of the Company’s total purchases.

As of June 30, 2017, three suppliers accounted for 33%, 21% and 18% of the Company’s accounts payable balances. As of June 30, 2016, five suppliers accounted for 21%, 19%, 16%, 16% and 11% of the Company’s accounts payable balances. As of June 30, 2015, three suppliers accounted for 32%, 23% and 18% of the Company’s account payable balance.

11

Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies ASC 740, Accounting for Income Taxes , to account for uncertainty in income taxes and the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

As of December 31, 2017, Yulong WFOE and the VIEs have each filed income tax returns in China for the years ended December 31, 2010 to 2017. All such tax returns are subject to examination by the Chinese taxing authorities.

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following for the years indicated:

	Dec 31, 2017	June 30, 2017
Accounts receivable	$10,829,140	$10,829,140
Less: allowance for doubtful accounts	(6,190,936)	(5,863,947)
Total accounts receivable, net	$4,638,204	$4,965,193

Movement of allowance for doubtful accounts is as follows for the years indicated:

	Dec 31, 2017	June 30, 2017
Beginning balance	$3,937,778	$3,937,778
Charge to expense (benefit)	2,322,876	1,995,887
Exchange rate effect	(69,718)	(69,718)
Ending balance	$6,190,936	$5,863,947

12

Note 5 – Deposits and other receivables

Deposits and other receivables consisted of the following:

	Dec 31, 2017	June 30, 2017
Refundable deposits for equipment purchase	$436,983	$436,983
Deposit for outsourcing agreement (1)	440,388	440,388
Deposit for new project	-	-
Advances to employees (2)	308,857	241,365
Insurance compensation	15,555	15,555
Deposit for construction in progress	8,120	8,120
Deposit with government agency	25,072	25,072
Total	$1,234,975	$1,167,483

Other receivables, non-current consisted of the following:

	Dec 31, 2017	June 30, 2017
Refundable deposit – construction (3)	$14,738,393	$15,411,615
Total	$14,738,393	$15,411,615

(1)	In December 2011 and May 2016, Yulong Bricks agreed to outsource some brick production to Pingdingshan Hongrui New Construction Materials Co., Ltd., an unrelated third party, and paid approximately $132,732 and $97,719, respectively, as security deposits, which is due on demand. In September 2016, Yulong Concrete and Yulong Renewable submitted a construction bid to Jiyuan Construction Engineering Co. Ltd and paid $73,740 and $136,198 as security deposits.

(2)	The Company entrusts funds to its employees to pay certain of its expenses in the normal course of business, particularly for projects or jobsites beyond Pingdingshan.
(3)	The Company had entered into a cancellation agreement with Pingdingshan City HuaShen Trading Co. Ltd in July 2017. The agreement provides that Yulong Renewable cancelled its purchase agreement with Pingdingshan City HuaShen Trading Co. Ltd signed on March 15, 2016. Under the purchase agreement, Yulong Renewable had remitted a payment of $15.4 million (RMB104.5 million) related to the purchase of equipment, in connection with the construction of Yulong Renewable’s waste recycling plant and factory construction to the contractor. The cancellation agreement provides that the contractor would refund the payment to Yulong Renewable in five (5) equal installment amount on July 10, 2017, October 10, 2017, January 10, 2018, April 10, 2018 and July 10, 2018. The first and second installments of $5,899,183 (RMB 40 million) were received subsequently in July 2017 and October 2017, respectively, per the refund schedule.

Note 6 – Inventories

Inventories consisted of the following for the years indicated:

	Dec 31, 2017	June 30, 2017
Raw materials	$138,528	$138,528
Semi-finished byproduct	33,145	33,145
Finished goods	26,806	37,529
Total inventories	$198,479	$209,202

Raw materials for bricks consist primarily of cement, gypsum, quicklime, aluminum powder and reclaimed fly-ash. Raw materials for concrete consist primarily of cement, admixture, sand and pebble. The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs at normal capacity such as utilities and indirect labor related to production such as assembling, shipping and handling costs for purchasing are also included in the cost of inventory.

As of Dec 31, 2017 and 2016, management believed that no inventory allowance was deemed necessary.

13

Plant and equipment, net

Plant and equipment consisted of the following for the years indicated:

	Dec 31, 2017	June 30, 2017
Building and improvements	$24,238,100	$24,238,100
Machinery and equipment	7,251,048	7,251,048
Machinery and equipment under capital lease	2,057,638	2,057,638
Transportation equipment	779,796	779,796
Transportation equipment under capital lease	2,633,607	2,633,607
Office equipment	109,859	109,859
Construction-in-progress	28,492,251	28,492,251
Subtotal	65,562,299	65,562,299
Less: accumulated depreciation	(9,213,510)	(9,213,510)
Less: impairment reserve for fixed assets & CIP	(49,692,949)	(49,692,949)
Total	$6,655,840	$6,655,840

As of December 31, 2017 and 2016, Yulong Renewable has impairment reserves for its building and improvements, machinery and equipment, transportation equipment and construction-in-progress of and $49,692,949 and $48,755,558, respectively.

Construction-in-progress represents labor costs and materials incurred in connection with the construction of office building, employee facilities, equipment and machinery for Yulong Renewable, office building for Yulong Concrete, and an autoclave for Yulong Bricks. No depreciation is provided for construction-in-progress until it is completed and placed into service. Approximately in the fourth quarter of fiscal year 2016, the central government of the People’s of Republic of China passed Air Pollution Control Act and enforced Air Pollution Control Action Plan. The province of Henan of People’s Republic of China implemented “Province of Henan Blue Sky Action Plan” on various industries such as construction materials, coal mining. Due to the Air Pollution Control Act and Blue Sky Action Plan, Yulong Renewable is required to comply with the new environmental regulations and its construction projects were placed on hold since August 2016. Yulong Renewable CIP primarily included the following projects:

Yulong Renewable commenced a construction of the waste recycling plant and brick production plant in 2015. Total budget for these constructions is approximately $40.4million, of which approximately $8.0 million (RMB 54.4 million) was transferred to fixed assets in the fiscal year ended June 30, 2016. The entity placed the plant construction on hold in August 2016 and accordingly, provided an impairment reserve for the related construction-in-progress amount, $7.8 million (RMB 51.6 million) as of June 30, 2017.

In March 2016, the Company commenced a construction of environmental product testing and solid waste resource utilization center in Zhengzhou, PRC. Total budget for the construction of this center is approximately 44.2 million (RMB 300 million). As of June 30, 2016, the Company has incurred approximately $34.2 million (RMB 231.7 million) in construction-in-progress pertinent to this construction and has paid $33.6 million (RMB 227.7 million) to the contractor. In August 2016, the Company placed this construction project on hold. In July 2017, the Company signed a cancellation agreement with the contractor by which the project prepayment, $15.3 million (RMB 104.5 million) would be refundable by the contractor in five (5) equal installments commencing in July 2017. The first and second installments of approximately $5.9 million were received subsequently in July and October 2017 as per the refund schedule. This amount of $15.3 million was presented as other receivable, non-current, on the consolidated balance sheets. The remaining construction-in-progress balance related to this construction, approximately $18.7 million (RMB126.8 million), was considered suspended and the Company recorded an impairment provision for the entire amount, $18.7 million (RMB 126.8 million).

Additional Yulong Renewable placed other CIP projects on hold in August 2016 and placed an impairment reserve against the related CIP expenditures such as designer’s fee, exploration fee and equipment in a total amount of $0.2 million (RMB 1.56 million).

14

Construction-in-progress consisted of the following as of December 31, 2017:

Construction-in-progress description	Value	Estimated completion date	Estimated additional cost to complete
Office buildings, staff facilities, equipment and machinery	$7,218	Early 2018	$-
Autoclave installation	$12,601	Early 2018	$-
Total	$19,819		$-

Depreciation expense is $632,319 and $2,114,469 for the years ended December 31, 2017 and 2016, respectively.

Machinery and equipment under capital lease

In March 2014, the Company entered into a lease agreement with a third party to lease an excavator for two years for approximately $134,000 (RMB 908,240). The lease requires a one-time payment of $37,952 and an additional $5,828 as a security deposit paid in March 2014, monthly lease payments of approximately $5,000 from June 2014 to May 2016, with interest rate per annum of 8.8%. The ownership of the trucks will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, the outstanding balance of the capital lease obligation is $58,578 (RMB 397,194).

In March 2014, the Company entered into a lease agreement with a third party to lease a loader for eighteen months for approximately $51,000 (RMB 345,780). The lease requires a one-time payment of $17,758 and an additional $5,549 as a security deposit paid in March 2014, monthly lease payments of approximately $3,000 from June 2014 to November 2015, with interest rate per annum of 8.5%. The ownership of the trucks will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, the Company paid off the lease and ownership of the machines was transferred to the Company.

In September 2014, the Company entered into a lease agreement with a third party to lease an excavator for two years for approximately $190,000 (RMB 1,285,000). The lease requires a one-time payment of $54,506 and an additional $8,414 as a security deposit paid in October 2014, monthly lease payments of approximately $8,000 from November 2014 to October 2016, with interest rate per annum of 8.7%. The ownership of the excavator will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, the outstanding balance of the capital lease obligation is $238,156 (RMB 1,614,841).

In September 2014, the Company entered into a lease agreement with a third party to lease an excavator for two years for approximately $131,000 (RMB 890,000). The lease requires a one-time payment of $37,952 and an additional $5,828 as a security deposit paid in October 2014, monthly lease payments of approximately $5,000 from November 2014 to October 2016, with interest rate per annum of 8.7%. The ownership of the excavator will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, the outstanding balance of the capital lease obligation is $164,948 (RMB 1,118,446).

In September 2014, the Company entered into a lease agreement with a third party to lease a loader for eighteen months for approximately $50,000 (RMB 339,000). The lease requires a one-time payment of $17,758 and an additional $5,549 as a security deposit paid in October 2014, monthly lease payments of approximately $3,000 from November 2014 to April 2016, with interest rate per annum of 8.3%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). In May 2016, the lessor verbally agreed to extend the due date to October 2016. As of June 30, 2017, the outstanding balance of the capital lease obligation is $79,515 (RMB 539,159).

In September 2014, the Company entered into a lease agreement with a third party to lease a loader for eighteen months for approximately $50,000 (RMB 338,000). The lease requires a one-time payment of $17,706 and an additional $5,533 as a security deposit paid in October 2014, monthly lease payments of approximately $3,000 from November 2014 to April 2016, with interest rate per annum of 8.3%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, the outstanding balance of the capital lease obligation is $79,280 (RMB 537,566).

In September 2014, the Company entered into a lease agreement with a third party to lease a loader for eighteen months for approximately $50,000 (RMB 338,000). The lease requires a one-time payment of $17,706 and an additional $5,533 as a security deposit paid in October 2014, monthly lease payments of approximately $3,000 from November 2014 to April 2016, with interest rate per annum of 8.3%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, the outstanding balance of the capital lease obligation is $79,280 (RMB 537,566).

In June 2015, the Company entered into a lease agreement with a third party to lease a loader for eighteen months for approximately $49,000 (RMB 330,000). The lease requires a one-time payment of $15,893 which includes $4,967 as a security deposit paid in June 2015, monthly lease payments of approximately $2,359 from August 2015 to January 2017, with interest rate per annum of 9.525%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12).

15

In June 2015, the Company entered into a lease agreement with a third party to lease a loader for eighteen months for approximately $50,000 (RMB 336,600). The lease requires a down payment of $16,182 which includes $5,056 as a security deposit paid in June 2015, monthly lease payments of approximately $2,401 from August 2015 to Jan 2017, with interest rate per annum of 9.525%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12).

In June 2015, the Company entered into a lease agreement with a third party to lease a digging machine for eighteen months for approximately $134,000 (RMB 908,240). The lease requires a down payment of $34,893 which includes $5,358 security deposit paid in June 2015, monthly lease payments of approximately $4,886 from August 2015 to July 2017, with interest rate per annum of 9.6%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12).

In June 2015, the Company entered into a lease agreement with a third party to lease a digging machine for eighteen months for approximately $134,000 (RMB 908,240). The lease requires a one-time down payment of $34,893 which includes 5,358 security deposit paid in June 2015, monthly lease payments of approximately $4,886 from August 2015 to July 2017, with interest rate per annum of 9.6%. The ownership of the loader will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12).

Transportation equipment under capital leases

In October 2012, the Company entered into a lease agreement with a third party to lease ten waste hauling trucks for two years for approximately of $607,000 (RMB 4,114,208), including $46,899 (RMB 318,000) as security deposits and $61,204 (RMB 415,000) for insurance. The lease also requires a one-time payment of $163,701 in April 2013 and monthly lease payments of approximately $24,000 originally from June 2013 to May 2015, with interest rate at 18.2% per annum. The ownership of the trucks has been transferred to the Company with an attached lien that will be removed if there is no default of the lease payments at the end of the extended lease term (see Note 12). As of June 30, 2017, the Company paid off the lease and ownership of the machines was transferred to the Company. The Company placed these machines into service in June 2013, and they have accordingly been capitalized.

In November 2012, the Company entered into another lease agreement with a third party to lease ten waste hauling trucks for two years for approximately of $594,000 (RMB 4,027,225), including $46,899 (RMB 318,000) as security deposits and $51,323 (RMB 348,000) for insurance. The lease also requires a one-time payment of $163,704 on April 30, 2013, monthly lease payments of approximately $32,000 from July 2013 to June 2014, and monthly lease payments of approximately $16,000 originally from July 2014 to June 2015, with interest rate at 16.8% per annum. The ownership of the trucks has been transfer to the Company with an attached lien that will be removed if there is no default of the lease payments at the end of the extended lease term (see Note 12). As of June 30, 2017, the amount outstanding was $119,906 (RMB 813,035).

In January 2014, the Company entered into a memorandum of understanding to lease 100 waste hauling trucks with a third party for approximately $62,000 (RMB 418,000) per truck. In July 2014, the Company entered into a binding agreement with the same party to lease the first 30 trucks for two years for approximately $1,639,235 (RMB 11,115,000), or approximately $54,641 (RMB 370,500) per truck. The lease also requires a one-time payment of $345,102 (RMB 2,340,000) as security deposit paid in July 2014 and monthly lease payments of approximately $89,000 from August 2014 to July 2016, with interest rate at 15.6% per annum. The Company has an option to purchase the vehicles for $491 if there is no default of the lease payments at the end of the lease term (see Note 12). As of June 30, 2017, 30 trucks have been leased.

The Company recognized approximately $76,854 and $123,478 of interest expense related to the above capital lease equipment for the years ended June 30, 2017 and 2016, respectively.

The Company recognized approximately $238,213 and $762,560 of depreciation expense related to the above capital lease equipment for the years ended June 30, 2017 and 2016, respectively.

The carrying value of leased assets under capital leases consists of the following for the years indicated:

	Dec 31, 2017	June 30, 2017
Machinery and equipment	$2,057,638	$2,057,638
Transportation equipment	2,633,607	2,633,607
Subtotal	4,691,245	4,691,245
Less: accumulated depreciation	(1,657,610)	(1,657,610)
Less: impairment provision	(3,033,635)	(3,033,635)
Total	$-	$-

16

Note 7 – Prepayments, net

Prepayments consisted of the following for the years indicated:

	Dec 31, 2017	June 30, 2017
Prepayment for equipment purchase	$14,748	$14,748
Prepayment for construction (a)	2,719,889	2,719,889
Subtotal	2,734,637	2,734,637
Reserve for prepayment for construction (a)	(2,719,889)	(2,719,889)
Total prepayment, net	$14,748	$14,748

(a)	Prepayment for construction in advance was made in connection with the construction factory of Yulong Renewable. We had prepaid the construction fees in advance approximately $2,719,889 (RMB18,442,479) and $2,769,652 (RMB18,402,479) as of June 30,2017 and June 30, 2016, respectively, to our construction vendors, Henan Sanjian and Henan Guangshen. Due to the new environmental regulations and policies implemented by the central government of PRC and the Environmental Protection Bureau of Henan Province (see Note 7), the factory construction project was placed on hold since August 2016. We placed a reserve for the entire amount of the prepaid construction fee, $2,719,889 (RMB18,442,479) and $2,769,652 (RMB18,402,479) as of June 30,2017 and June 30, 2016, respectively, as there is an uncertainty in the refundable status of the construction vendors.

Note 8 – Intangibles, net

Intangible assets consisted of the following for the years indicated:

	Dec 31, 2017	June 30, 2017
Land use rights under capital lease	$4,746,119	$4,746,119
Less: accumulated amortization	(472,082)	(472,082)
Less: impairment reserve	(2,208,668)	(2,208,668)
Total	$2,065,369	$2,065,369

Land use rights under capital leases

All land in the PRC is state-owned, but the government can grant “land use rights”. The Company acquired three land use rights in 2007, 2009 and 2015 for a total of $4,481,698 (RMB 30,388,600) and incurred $263,861 (RMB 1,789,135) of associated costs. The Company has not completed the ownership transfer registration for such rights. Pursuant to supplement land usage reimbursement agreements between Yulong Bricks and the Villagers’ Committee of Xiwuzhuang Village dated February 12, 2014, between Yulong Concrete and the Villagers’ Committee of Gaozhuang Village dated February 12, 2014, and between Yulong Renewable and the Villagers’ Committee of Lvzhuang Village dated September 6, 2015, the purchase price may be accounted for as lease expenses over 50 years, which will expire in December 2058 with respect to Yulong Bricks and Yulong Concrete, and in March 2065 with respect to Yulong Renewable, until the Company can complete such registration.

Amortization expense for the years ended June 30, 2017 and 2016 amounted to $54,678 and $103,416, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Estimated amortization expense

2018	$49,727
2019	49,727
2020	49,727
2021	49,727
2022	49,727
Thereafter	1,816,734
Total	$2,065,369

17

Note 9 – Short-term loans

Short-term loans represented amounts due to various banks, normally due within one year. The principal of the loans are due at maturity but can be renewed at the bank’s option. Interest is due monthly.

Short term loans due to banks consisted of the following as of the years indicated:

Due to banks :

	Dec 31, 2017	June 30, 2017

Loan from Pingdingshan Bank, which was originally due in April 2015, with loan amount $589,918 (RMB 4,000,000) and annual interest of 12%. The Company repaid $265,464 (RMB 1,800,000) in April 2015 and obtained the Bank’s approval to extend the remaining $324,456 (RMB 2,200,000) until April 2016. Interest rate is 11.5% per annum. The loan is guaranteed by Yulong Bricks, the executive director of Yulong Bricks, a third party, the Company founder and his relatives. The company accrued additional interest expense in an amount of $ 56,891 (RMB 385,758) after the verdict issued by the district court of the city of Pingdingshan.	$324,456	$324,456

Loan from Pingdingshan Rural Credit Cooperative Union, matures in July 2016. Interest rate is 12.1% per annum. The loan is guaranteed by Yulong Bricks, Yulong Renewable, the founder and a company that he owns. The company repaid the loan by obtaining a new loan in January 2017 and the interest rate is 10.8% per annum.	2,138,454	2,138,454

Loan from Pingdingshan Bank, original loan amount $663,658 (RMB 4,500,000), at an interest rate 8.73% per annum, matures in August 2016. The loan is guaranteed by Yulong Bricks, the executive director of Yulong bricks, his relative and a third party. The company accrued additional interest expense in an amount of $ 812,56 (RMB 550,967) after the verdict issued by the district court of the city of Pingdingshan.	663,658	663,658

Loan from Pingdingshan rural credit cooperative union, original loan amount $663,658 (RMB 4,500,000) at an interest rate 11%, matures in August 2017. The loan is guaranteed by Yulong Concrete, Yulong Bricks and the company’s founder. The Company is settling with the bank on loan extension subsequently.	663,658	663,658

from China Construction Bank, original loan amount $589,918 (RMB4,000,000), matures in June 2016. Interest rate is 6.4% and 9.6% per annum as of June 30, 2016 and 2017, respectively. Guaranteed by Yulong Concrete and a third party. The Company is settling with the bank on loan extension subsequently. The amount of $17,560 (RMB 119,069) has been repaid by Mr. Zhu in the fiscal year 2017.	572,358	572,358

Loan from Pingdingshan Bank, original loan amount $589,918 (RMB4,000,000), matures in September 2016. Interest rate is 8.3% per annum. Guaranteed by Yulong Concrete, Yulong Industry and Yulong Renewable. The company accrued an additional interest expense in an amount of $62,945 (RMB 426,808) after the verdict was issued by the district court of the city of Pingdingshan.	589,918	589,918

Loan from Pingdingshan Bank, original loan amount $589,918 (RMB4,000,000), matures in March 2017. Interest rate is 8.7% per annum. Guaranteed by Yulong Renewable, Yulong Industry and Yulong Concrete. The company accrued an additional interest expense in an amount of $ 24,317(RMB 164,884) after the verdict was issued by the district court of the city of Pingdingshan.	589,918	589,918

Total short-term loans - bank	$5,542,420	$5,542,420

Interest expense on debts for the years ended December 31, 2017 and 2016 amounted to $646,734 and $783,190, respectively. No interest expense has been capitalized into construction-in-progress due to all borrowings were for working capital purposes.

18

Note 10 – Capital lease obligations

Capital lease obligations consisted of the following:

	Dec 31, 2017	June 30, 2017

Lease obligations for ten waste hauling trucks expired June 2015, lease payment at $28,858 (RMB195,676) and $14,848 (RMB100,676) per month from July 2013 to June 2014 and from July 2014 to June 2015, respectively, with interest at 16.8% per annum. In June 2015, lessor verbally agreed to extend due date for the unpaid balance to June 2016. The Company is arranging a repayment plan with the lessor subsequently.	119,906	119,906
Lease obligations for an excavator expiring in May 2016, lease payment at $ 4,787 (RMB32,462) per month with interest at 8.8% per annum. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $30,617 (RMB 207,602).	58,578	58,578
Lease obligations for thirty waste hauling trucks expiring in July 2016, lease payment at $80,236 (RMB544,050) per month with interest at 15.6% per annum. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.1% per day penalty fee will be applied to the outstanding balance of lease obligation. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $482,499 (RMB 3,271,632).	1,901,613	1,901,613
Lease obligation for a loader expired in April 2016, lease payment at $ 2,375 (RMB16,101) per month with interest at 8.3% per annum. In May 2016, the lessor verbally agreed to extend the due date for the unpaid balance to October 2016. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $41,560 (RMB 281,803).	79,515	79,515
Lease obligation for a loader expired in April 2016, lease payment at $2,367 (RMB16,053) per month with interest at 8.3% per annum. In May 2016, the lessor verbally agreed to extend the due date for the unpaid balance to October 2016. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $41,437(RMB 280,971).	79,280	79,280
Lease obligation for an excavator expiring in October 2016, lease payment at $6,914 (RMB46,870) per month with interest at 8.7% per annum. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $103,908 (RMB 704,559).	238,156	238,156
Lease obligation for an excavator expiring in October 2016, lease payment at $4,787 (RMB32,462) per month with interest at 8.7% per annum. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $71,967(RMB 487,982).	164,948	164,948
Lease obligation for a land use right which the Company expects to pay in full in late 2017.	1,888,766	1,888,766
Lease obligation for an excavator commenced on August 1, 2015 expiring on July 1, 2017, total obligation is approximately $149,092 (RMB1,010,928), lease payment at $4,787 (RMB32,462) per month with interest at 9.593%. The Company is arranging a repayment plan with the lessor subsequently.	92,440	92,440
Lease obligation for an excavator commenced on August 1, 2015 expiring on July 1, 2017, total obligation is approximately $149,092 (RMB1,010,928), lease payment at $4,787 (RMB32,462) per month with interest at 9.593%. The Company is arranging a repayment plan with the lessor subsequently.	92,440	92,440
Lease obligation for a loader commenced on August 1, 2015 expiring on January 1, 2017, total obligation is approximately $58,220 (RMB394,764), lease payment at $2,353 (RMB15,958) per month with interest at 9.525%. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of June 30, 2017, total outstanding balance includes an estimated penalty approximately $12,036 (RMB81,614).	45,195	45,195
Lease obligation for a loader commenced on August 1, 2015 expiring on July 1, 2017, total obligation is approximately $57,180 (RMB387,714), lease payment at $2,311 (RMB15,673) per month with interest at 9.525%. The Company is arranging a repayment plan with the lessor subsequently. The lease agreement provides that 0.3% per day penalty fee will be applied to the outstanding balance of lease obligation that remains unpaid after the monthly payment due date. As of December 31, 2017, total outstanding balance includes an estimated penalty approximately $11,821 (RMB 80,156).	44,387	44,387
Subtotal	4,805,224	4,805,224
Less: deferred interest	(454)	(454)
Capital lease obligations, net	4,804,770	4,804,770
Less: capital lease obligations - current	(4,804,770)	(4,804,770)
Capital lease obligations – non-current	$-	$-

19

Income taxes

Cayman Islands

Yulong Eco-Materials is incorporated in the Cayman Islands and conducts all of its business through its PRC subsidiary and VIEs. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Yulong BVI is incorporated in the British Virgin Islands and conducts all of its businesses through its PRC subsidiary and VIEs. Under the current laws of the British Virgin Islands, Yulong BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Yulong HK is incorporated in the Hong Kong and conducts all of its businesses through its PRC subsidiary and VIEs. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. Under Hong Kong tax law, Yulong HK is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

The net operating losses carried forward incurred by Yulong Hong Kong were approximately $2,071,316 and $1,110,033 as of June 30, 2017 and 2016, respectively, which can be carried forward indefinitely under the pertinent Hong Kong profit tax laws. A full valuation allowance, $341,767 and $183,155 has been recorded as of June 30, 2017 and 2016, respectively, because it is considered more likely than not that the deferred tax assets will not be realized through sufficient future earnings of the entity to which the operating losses relate.

PRC

Yulong WFOE and the VIEs are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Yulong Bricks utilizes recycled raw materials to produce bricks and is qualified for preferential income tax granted by the State Administration of Taxation: only 90% of revenue attributable to utilization of recycled materials counts for taxable revenue.

Under the EIT Laws, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The EIT Laws also provide that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. No detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the EIT Law. The Company has analyzed the applicability of this law, and for each of the periods presented, the Company has not accrued for PRC tax on such basis. The Company will continue to monitor changes in the interpretation and/or guidance of this law.

Note 1 – Basis of presentation

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

For the parent company only financial information, the Company records its investment in its subsidiaries/VIEs under the equity method of accounting as prescribed in ASC 323-10 , Investments-Equity Method and Joint Ventures: Overall. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their income as “Equity income of subsidiaries” on the statements of income and comprehensive income.

20

Note 2 – Restricted net assets

Schedule I of Article 5-04 of Regulation S-X requires the financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries/VIEs exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries/VIEs shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries/VIEs (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries/VIEs of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s Chinese operating affiliates to pay dividends may be restricted due to Chinese foreign exchange control policies and the availability of cash balances of the Chinese operating subsidiaries/VIEs. Because a significant portion of the Company’s operations are conducted and revenues generated in China, a significant portion of its revenues being earned and currency received are denominated in Renminbi (RMB). Because RMB is subject to China’s exchange control regulations, including restrictions on converting RMB into US Dollars, the Company may be unable to distribute any dividends outside of China.

Note 3 – Equity

On December 31, 2014, Yulong Bricks and Yulong Concrete entered into agreements with their shareholders pursuant to which the shareholders agreed not to require payment of the declared dividends before December 31, 2016, but may require payment upon demand commencing December 31, 2016.  For the fiscal year ended June 30, 2017, Yulong Bricks and Yulong Concrete incurred a net loss in an amount of $557,808 and $235,165, respectively.  Accordingly, no dividend payment or any other distribution to the shareholders was demanded or declared for the fiscal year ended June 30, 2017.

Note 4 – Subsequent events

On August 22, 2018 the Company signed a Purchase Agreement to acquire the Millennium Sapphire for US$50 million payable via 25 million YECO restricted shares. The acquisition is contigent upon shareholder and NASDAQ approval, along with an appraisal of the Millennium Sapphire US$50 million of greater.

On July 16, 2018 the Company received a non-compliance letter from NASDAQ with regards to the late filing of the 6K and failure to hold the Annual General Meeting.

On November 9, 2017, the Company effected a one-for-five reverse stock split (the “Reverse Stock Split”) of its outstanding ordinary shares. The Company’s ordinary shares opened for trading on the NASDAQ Capital Market on November 9, 2017 on a post-split basis.

The Reverse Stock Split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. When the reverse stock split becomes effective, every five (5) shares of ordinary shares will automatically convert into one (1) share of ordinary shares with no change in par value per share. This reduced the number of shares outstanding as of November 9, 2017 from approximately 12,055,324 to approximately 2,411,065. Any fractional shares resulting from the reverse stock split will be rounded up to the next whole share. There is no impact on the actual trading of the Company’s shares. They will continue to trade on the NASDAQ Capital Market without interruption under the symbol YECO. The new CUSIP number for the ordinary shares following the reverse split will be G98847208.

Proportional adjustments has been made to the Company’s outstanding stock options, outstanding warrants and equity-compensation plans. The number of authorized shares of the Company remains unchanged and the reverse stock split does not affect the ordinary shares capital account on our balance sheet.

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. The registrant hereby certifies that it meets all of the requirements for filing this 6K and has duly caused and authorized the undersigned to sign this Report on its behalf.

Dated: August 30, 2018

Yulong Eco-Materials Limited.

/s/ Hoi Ming Chan
Hoi Ming Chan
President, Chief Executive Officer, Secretary, Director

22